BCB BANCORP, INC.

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Madeleine Joy Mateo, Attorney Advisor

Re:	BCB Bancorp, Inc.
Registration Statement on Form S-4
File No.: 333-282784
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BCB Bancorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, October 30, 2024, or as soon thereafter as practicable.

Please contact Edward “Ned” Hogan of Stevens & Lee, P.C., the Company’s counsel, at (609) 243-6434 with any questions you may have concerning this request. In addition, please notify Mr. Hogan when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

BCB BANCORP, INC.

By:	/s/ Michael A. Shriner
Name: Michael A. Shriner
Title: President and Chief Executive Officer